CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 10, 2017

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Allena Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-220857

CIK No. 0001624658

Dear Ms. Westbrook:

This letter is being submitted on behalf of Allena Pharmaceuticals, Inc. (the “Company”) to supplement the Company’s prior response to comment 4 contained in the letter dated September 16, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Alexey Margolin, Chief Executive Officer of the Company with respect to the above-referenced Registration Statement.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 75

4. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

In response to the Staff’s comment, we have enclosed the following:

1.	A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Registration Statement, attached hereto as Exhibit A.

2.	An updated table summarizing stock options granted between January 1, 2015 and the date of the prospectus, which updated table the Company intends to include in a subsequent amendment to the Registration Statement, in the form attached hereto as Exhibit B.

The Company advises the Staff that the factors considered by the Company in determining the fair value of its common stock as of November 6, 2014, February 15, 2016, December 31, 2016 and April 30, 2017, respectively, are set forth beginning on page 81 of the prospectus included in the Registration Statement. Additional factors considered in the fair value assessments as of February 15, 2016, December 31, 2016, April 30, 2017 and August 31, 2017 are as follows:

February 15, 2016 Valuation

The fair value of the Company’s common stock of $0.38 per share at February 15, 2016 was determined by the Company’s board of directors with the assistance of an independent third-party valuation of the common stock as of February 15, 2016. This valuation was used to support the fair value of the Company’s common stock with respect to options granted between March and September 2016. As described in the prospectus, this valuation utilized the backsolve method to determine the equity value of the Company and a hybrid of the probability-weighted expected return method (PWERM) and the option pricing method (OPM) outlined in the American Institute of Certified Public Accountings Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, also known as the Practice Aid, to allocate the equity value. The Company used the hybrid method to estimate the fair value of its common stock given that it began to consider a potential initial public offering (“IPO”). The valuation assumed a 7.5% probability of an IPO occurring with a time to liquidity of 1.37 years and a 92.5% probability of another form of financing with a time to liquidity of 3 years. The fair value of the Company’s common stock increased from our prior valuation as a result of the following:

•	In November 2015, the Company closed a Series C preferred stock round of financing with net proceeds of $53 million, primarily with new investors. The proceeds were intended to be used to fund the Company’s operations through both the Phase 2b and Phase 2c clinical trials of ALLN-177, as well as to fund the start of a Phase 3 clinical trial.

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

•	Despite the Series C financing round being greater than two times (2X) the valuation of the Series B financing round, the value of the common stock did not have a similar increase in value. This was due to the overall decline in the market prices of certain public companies we believed to be comparable to the Company from December 2015 to February 15, 2016 by approximately 40%.

•	The Company entered into a Master Services Agreement with a new third-party contract manufacturer to manufacture enzymes for clinical and commercial material which de-risked the manufacturing process.

December 31, 2016 Valuation

The fair value of the Company’s common stock of $0.96 per share at December 31, 2016 was determined by the Company’s board of directors with the assistance of an independent third-party valuation of the common stock as of December 31, 2016. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in February 2017. As described in the prospectus, this valuation utilized the guideline public company method to determine the equity value of the Company and a hybrid of the probability-weighted expected return method (PWERM) and the option pricing method (OPM) to allocate the equity value. The valuation assumed a 17% probability of an IPO occurring with a time to liquidity of 1.25 years and an 83% probability of another form of financing with a time to liquidity of 2.5 years. The fair value of the Company’s common stock increased from the prior valuation primarily as a result of the increase in the probability of an IPO due to the following:

•	During the fourth quarter 2016, in anticipation of the Study 713 interim review anticipated for December 2016, the Company had meetings with several investment banks, investors and potential business development partners regarding a potential financing or other transaction to fund the continued development of ALLN-177, its lead drug product candidate.

•	In December 2016, following a planned independent review of interim data after 42 subjects’ data were available, the Company stopped enrolling subjects in its Phase 2 clinical trial, referred to as Study 713, due to the expected statistically significant results identified on the first 42 subjects of the trial. This was interpreted to be a positive result of the trial despite the Company not yet being able to review the data of the trial itself. Top line data for the trial would not be available for Company review until mid-Q1 2017. With the interim analysis performed by a statistician in December 2016, along with the blinded results, the Company concluded that the results of the interim analysis were positive and that it was then likely that the primary endpoints had been achieved with statistically significant results that would increase the fair value of the Company’s common stock.

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

April 30, 2017 Valuation

The fair value of the Company’s common stock of $1.17 per share at April 30, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation of the common stock as of April 30, 2017. This valuation was used to support the remeasurement of unvested awards granted to non-employees as of June 30, 2017, as there were no options granted to employees in the period from April to July 2017. The valuation was also used to support the fair value of the Company’s common stock for purposes of stock options granted in August 2017. The Company notes that if it were to use the fair value of common stock as of August 31, 2017 to determine the fair value of stock options granted in August rather than the valuation as of April 30, 2017, the impact would not be material to the Company’s financial statements due to the small quantity of shares of common stock underlying the options granted in August. As described in the prospectus, this valuation utilized the guideline public company method to determine the equity value of the Company and a hybrid of the probability-weighted expected return method (PWERM) and the option pricing method (OPM) to allocate the equity value. The valuation assumed a 18% probability of an IPO occurring with a time to liquidity of 1.09 years and an 82% probability of another form of financing with a time to liquidity of 2.17 years. The fair value of the Company’s common stock increased from the prior valuation as a result of the following:

•	The Company completed Study 713 and received data from the trial in early February 2017. Contrary to the Company’s interim analysis of Study 713 conducted in connection with the December 31, 2016 valuation, the trial missed its primary endpoint, but received positive data in all secondary endpoints. The Company performed a detailed review of all the data, along with an independent review of the overall trial, to determine why the results were not as expected based on the interim review. As a result of this analysis, the Company identified that ALLN-177 had a much greater and consistent effect on the subgroup of subjects with enteric hyperoxaluria and inconsistent results on subjects with idiopathic hyperoxaluria. Both of these indications were being tested in the trial under a broad subject population – patients with secondary hyperoxaluria. After considering feedback received in March and April 2017 from existing investors and potential investment banks, the Company began to consider a plan for the development into Phase 3 clinical trials to focus on the subgroup of patients afflicted with enteric hyperoxaluria.

•	Based on this feedback, the Company continued to prepare for an End of Phase 2 Meeting with the U.S. Food and Drug Administration (the “FDA”), scheduled for June 20, 2017.

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

August 31, 2017 Valuation

The Company updated its assessment of the fair value of its common stock as of August 31, 2017 to $1.37 per share and used this valuation to support the fair value of common stock for stock options granted on September 26, 2017. The fair value of common stock was determined by the Company’s board of directors with the assistance of an independent third-party valuation of the common stock. This valuation utilized a hybrid of the probability-weighted expected return method (PWERM) and option pricing method (OPM) attributing an approximately 30% probability to an IPO and a 70% probability to the scenarios of remaining a private company, sale, merger or liquidation. The 30% weighting attributed to an IPO reflected the Company’s assessment as to the likelihood of an IPO, despite the confidential submission of the Registration Statement on August 18, 2017, in particular in light of the lack of regulatory clarity from the FDA and other regulatory agencies concerning the design, endpoints and other elements of the Company’s planned Phase 3 pivotal program for ALLN-177 and the uncertainty concerning whether investors might be receptive to making an investment in the Company despite this lack of regulatory clarity, as well as the Company’s consideration of macroeconomic and overall market conditions, including the Company’s subjective assessment of market conditions for IPOs of companies similarly situated to the Company and the Company’s subjective assessment as to the likelihood of successfully executing an IPO in the coming months, among other factors. The Company had not received feedback from its “testing the waters” meetings as of September 26, 2017 and thus there was significant uncertainty regarding whether investors would be willing to invest without further clarity on the Phase 3 pivotal program.

The Company notes that, as is typical in IPOs, the estimated price range for this offering will not be derived using a formal determination of fair value, but will be determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the estimated range are prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market and the life sciences industry in particular, and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, the Company advises the Staff that it believes the difference in value reflected between the estimated range and the determination of the fair value of the Company’s common stock on September 26, 2017 is primarily the result of the following factors:

•	since September 26, 2017, the Company publicly filed the Registration Statement, and the Company’s common stock has received conditional approval for listing on The NASDAQ Global Market;

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

•	since September 26, 2017, the Company conducted several dozen “testing the waters” meetings with prospective investors, as a result of which the Company elected to continue with its proposed IPO;

•	since September 26, 2017, at least four clinical stage biotechnology companies successfully completed IPOs, suggesting a potentially favorable market for companies similar to the Company;

•	since September 26, 2017, the Company has received scientific advice from regulatory agencies in select European countries concerning the regulatory pathway in Europe which suggest a potential path to regulatory approval in Europe, assuming the Company’s planned Phase 3 clinical trials are successful;

•	since September 26, 2017, the Company has continued to advance its preparation for the initiation of its planned Phase 3 clinical trials, including engaging a clinical research organization;

•	the valuation used to support the fair value of the grants on September 26, 2017 contains multiple liquidity scenarios, including an IPO to which the Company assigned a probability weighting of approximately 30%. The consideration of different scenarios accounts for some but not all of the difference between the estimated IPO price range and the fair value of the Company’s common stock at the date;

•	the valuation used to support the fair value of the grants on September 26, 2017 took into account the uncertainty surrounding the IPO in terms of the likelihood of success, timing and price. The estimated IPO price range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock. The fair value of the Company’s common stock on September 26, 2017 reflected on a 25% discount for lack of marketability, which discount was generally consistent with prior valuations. Accordingly, the previously-used private company valuation methodology described above is no longer applicable;

•	the Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock. The IPO price assumes the conversion of all of the Company’s outstanding convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences;

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

•	the proceeds of a successful IPO would substantially strengthen the Company’s consolidated balance sheet by increasing the Company’s cash and cash equivalents. Additionally, the completion of the IPO would provide the Company with access to the public company debt and equity markets and a lower cost of capital following the public offering, and is expected to increase the attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions. These projected improvements in the Company’s consolidated financial position influenced the estimated price range shown on the cover of this prospectus;

•	the price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models; and

•	in the public markets, the Company believes there are investors who may apply more qualitative valuation criteria to certain of the Company’s clinical assets than the above-described valuation methods applied in the Company’s valuations.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A and B pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and the information provided pursuant to Exhibits A and B of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison
Michael H. Bison

Goodwin Procter LLP

cc:	Keira Nakada, United States Securities and Exchange Commission

Lisa Vanjoske, United States Securities and Exchange Commission

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

Mary Beth Breslin, United States Securities and Exchange Commission

Alexey Margolin, Chief Executive Officer, Allena Pharmaceuticals, Inc.

Edward Wholihan, Chief Financial Officer, Allena Pharmaceuticals, Inc.

Daniel Lang, Goodwin Procter LLP

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

Exhibit A

The Company supplementally advises the Staff that the underwriters in the initial public offering have communicated to the Company that they expect the proposed price range for the common stock to be between $[***] to $[***] per share. Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split. This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Ms. Christine Westbrook

Securities and Exchange Commission

October 10, 2017

Exhibit B

The following table presents the grant dates, number of underlying shares of common stock and the per share exercise prices of stock options granted between January 1, 2015 and the date of this prospectus, along with the fair value per share utilized to calculate stock-based compensation expense:

Grant Date	Type of Award	Number of Common Shares	Exercise Price of Award per Share (1)	Fair Value of Common Stock per Share on Grant Date	Per Share Estimated Fair Value of Award (2) (3)
March 4, 2015	Option	115,000	$0.28	$0.28	$0.20
June 18, 2015	Option	1,068,312	$0.28	$0.28	$0.20
March 10, 2016	Option	1,317,500	$0.38	$0.38	$0.31
June 9, 2016	Option	319,500	$0.38	$0.38	$0.27
September 15, 2016	Option	951,540	$0.38	$0.38	$0.26
February 26, 2017	Option	213,168	$0.96	$0.96	$0.70
August 17, 2017	Option	40,000	$1.17	$1.17	$0.82
September 26, 2017 (4)	Option	165,000	$1.37	$1.37	$0.98
September 26, 2017 (4) (5)	Option	425,000	$1.37	$1.37	$0.96

(1)	The Exercise Price of Award per Share represents the fair value of our common stock on the date of grant, as determined by our board of directors, after taking into account our most recently available contemporaneous valuations of our common stock as well as additional factors that may have changed since the date of such contemporaneous valuations through the date of grant.
(2)	The Per Share Estimated Fair Value of Award reflects the fair value of options as estimated at the date of grant using the Black-Scholes option-pricing model.
(3)	For the purposes of recording stock-based compensation for stock options granted to non-employees, we measure the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, we re-measure the value of any unvested portion of the award based on the then-current fair value of the award and adjust expense accordingly.
(4)	The estimated fair value of these options is based upon the August 31, 2017 valuation discussed in this letter and represents what the Company believed was the fair value of its common stock on September 26, 2017. As part of the Company’s third quarter financial statement close process, the Company expects to perform a retrospective analysis of the estimated per share fair value of these awards based on the IPO price range established on October 10, 2017.
(5)	Represents options granted to members of our Board of Directors, for which vesting is contingent upon a successful IPO within one year of the grant date.